UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934




                    Voyager Entertainment International, Inc.

                                (Name of Issuer)



                         Common Stock, $0.001 par value

                         (Title of Class of Securities)



                                    92908D101

                                 (CUSIP Number)



                             Joshua E. Little, Esq.
                          Durham, Jones & Pinegar, P.C.
                         192 East 200 North, Third Floor
                             St. George, Utah 84770
                                 (435) 674-0400

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 28, 2002

            (Dates of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92908D101                                 SCHEDULE 13D                                        Page 2 of 6


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
1.       Name of Reporting Persons
         I. R. S. Identification Nos. of Above Persons (entities only)


         Veldon Simpson
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)


         (a)      [  ]     Not Applicable


         (b)      [  ]     Not Applicable
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3.       SEC Use Only
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4.       Source of Funds (See Instructions): OO
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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
         or 2(e) [ ]
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6.       Citizenship or Place of Organization:  United States of America
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

Number of Shares        7.    Sole Voting Power:  11,000,000 shares as of February 8, 2002, and 8,974,433 as of
Beneficially Owned by         February 28, 2005 (1)
Each Reporting Person
With:
----------------------- ----------------------------------------------------------------------------------------------

                        8. Shared Voting Power: 0
----------------------- ----------------------------------------------------------------------------------------------

                        9.    Sole Dispositive Power:  11,000,000 shares as of February 8, 2002, and 8,974,433 as of
                              February 28, 2005 (1)
----------------------- ----------------------------------------------------------------------------------------------

                        10. Shared Dispositive Power: 0
----------------------- ----------------------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         11,000,000 shares as of February 8, 2002, and 8,974,433 as of February
         28, 2005 (1)
----------------------------------------------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   [  ]
----------------------------------------------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11): 28.6% as of February 8, 2002, and 12.9% as of February
         28, 2005 (2)
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14.      Type of Reporting Person (See Instructions)  IN
----------------------------------------------------------------------------------------------------------------------
(1)      Includes 500,000 shares of Series A Preferred Stock, each share of which is convertible into 10 shares of Common Stock, acquired by Mr.
         Simpson on February 8, 2002 pursuant to the transactions described in this Schedule 13D.
(2)      Based on 5,000,000 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock acquired by the reporting person on
         February 8, 2002, each share of which is convertible into 10 shares of
         Common Stock, plus 64,691,126 shares of Common Stock outstanding as of
         November 23, 2004, as reported by Voyager Entertainment International,
         Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004.
----------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This statement relates to the shares of Common Stock, $0.001 par value per share (the "Common Stock") of Voyager Entertainment International, Inc., a Nevada corporation (the "Issuer"). The Issuer has its principal executive offices at 4483 West Reno Avenue, Las Vegas, NV 89118.

Item 2.  Identity and Background

         (a) The name of the person filing this statement is Veldon Simpson (the "Reporting Person").

         (b)      The principal business address for the Reporting Person is:

                  193 South 200 East, St. George, Utah  84770

         (c)      The principal business of the Reporting Person is:

                  Manages personal business and investments.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship of the Reporting Person is as follows: United States of America

Item 3.  Source and Amount of Funds

         The Reporting Person received the shares of Series A Preferred Stock and Common Stock of the Issuer in connection with the Issuer's reverse triangular merger of a wholly-owned subsidiary with and into Voyager Ventures, Inc. ("Voyager Ventures") on February 8, 2002 (the "Merger"). The Reporting Person received the shares of Series A Preferred Stock and Common Stock in exchange for all of the shares of Common Stock of Voyager Ventures held by the Reporting Person.

Item 4.  Purpose of the Transaction

         See Item 3, which is incorporated herein by this reference. In connection with the Merger, the Reporting Person was appointed director of the Issuer. The Reporting Person resigned from all positions he held with the Issuer on April 14, 2003.

Item 5.  Interest in Securities of the Issuer

         (a) The Reporting Person, as of February 8, 2002, was the beneficial owner of 11,000,000 shares of Voyager's Common Stock, representing 28.6% of Voyager's Common Stock deemed to be outstanding as of February 8, 2002, which amount included the Reporting Person's right to acquire up to 5,000,000 shares of Voyager's Common Stock upon conversion of his shares of Series A Preferred Stock. As of February 28, 2005, the Reporting Person was the beneficial owner of 8,974,433 shares of Voyager's Common Stock, representing 12.9% of Voyager's Common Stock deemed to be outstanding as of 69,691,126, which amount included the right to acquire 5,000,000 shares of Voyager's Common Stock upon conversion of his shares of Series A Preferred Stock.

                                     3 of 6

         (b) The Reporting Person has the sole power to vote and dispose of all of the shares of Common Stock held by the Reporting Person and all of the shares of Common Stock issuable to the Reporting Person upon the conversion of the Series A Preferred Stock of the Issuer beneficially owned by the Reporting Person.

         (c) Except as set forth in the immediately following table, the Reporting Person has not engaged in any transaction in the Common Stock during the 60 days immediately preceding the date of this
              Schedule 13D.

The Reporting Person sold shares of Common Stock on the following dates and in the following amounts in open-market transactions:

     Date      Shares Sold     Date       Shares Sold
   01/04/05        40500     01/18/05        16000
   01/06/05        14500     01/19/05        68000
   01/07/05         9500     01/20/05        22000
   01/07/05         7000     01/21/05        10000
   01/11/05        20000     01/24/05        25000
   01/11/05        30500     01/25/05        17000
   01/13/05        40000     01/25/05       112000
   01/14/05        40000     01/26/05        45000
   01/14/05         5000

         (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock held by the Reporting Person or the Common Stock issuable to the Reporting Person upon the conversion of the Series A Preferred Stock of the Issuer beneficially owned by the Reporting Person.

         (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1 Plan and Agreement of Merger, entered into on June 12, 2003, of Voyager Entertainment International, Inc. (North Dakota) and Voyager Entertainment International, Inc. (Nevada) (incorporated by reference to Exhibit 3.3 to the Issuer's Quarterly Report on Form 10-QSB for the period ended September 30, 2003 filed on November 14, 2003).



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


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                             Date: February 28, 2005


                                                 /s/ VELDON SIMPSON
                                                  Veldon Simpson

                                     5 of 6

                                  EXHIBIT INDEX

Exhibit 1 Plan and Agreement of Merger, entered into on June 12, 2003, of Voyager Entertainment International, Inc. (North Dakota) and Voyager Entertainment International, Inc. (Nevada) (incorporated by reference to Exhibit 3.3 to the Issuer's Quarterly Report on Form 10-QSB for the period ended September 30, 2003 filed on November 14, 2003).



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